

January 5, 2021

Daniel Schreiber
Chief Executive Officer
Lemonade, Inc.
5 Crosby Street, 3rd Floor
New York, New York 10013

      Re: Lemonade, Inc.
          Draft Registration Statement on Form S-1
          Submitted December 31, 2020
          CIK No. 0001691421

Dear Mr. Schreiber:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Livingston at 202-551-3448 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Finance

cc: Marc Jaffe